Form ATS-N
Liquidnet H2O ATS

Exhibits 4 and 5

Aggregate platform-wide order flow and execution statistics of the ATS that are not otherwise required disclosures under Rule 605 of Regulation NMS and that the ATS provided to one or more Subscribers as of the end of each calendar quarter. A blank cell in a table means that Liquidnet did not provide that statistic to one or more Subscribers as of the end of the calendar quarter.

December 2019 Execution Statistics

Single Counted Total Volume	Executions	Avg Ex	% Vol >= 10k	% Vol 2,000-9,999 Shares	% Vol >= $200k	% Vol $100K-$200K	Single Counted ADV*	% at Mid	% Small-Cap	% Mid-Cap	% Large-Cap	% at NBBO	% between NBBO	Avg. Price Improvement (bps)
276,404,500	18,541	14,908	82.78%	16.65%	82.44%	9.10%	13,162,119	95.13%	17.78%	48.45%	33.76%	3.06%	96.94%	8.23

January 2020 Execution Statistics

MONTH	ATS	Single Counted Total Volume	Executions	Avg Ex	% Vol >= 10k	% Vol >= $200k	Single Counted ADV*	% at Mid	% Small-Cap	% Mid-Cap	% Large-Cap	% at NBBO	% between NBBO	Avg. Price Improvement (bps)
Jan-20	H2O	320,124,450	21,215	15,090	82.86%	85.40%	15,244,021	95.84%	13.06%	47.44%	39.50%	2.70%	97.30%	7.27

February 2020 Execution Statistics

MONTH	ATS	Single Counted Total Volume	Executions	Avg Ex	% Vol >= 10k	% Vol >= $200k	Single Counted ADV*	% at Mid	% Small-Cap	% Mid-Cap	% Large-Cap	% at NBBO	% between NBBO	Avg. Price Improvement (bps)
Feb-20	H2O	340,734,450	21,492	15,854	83.53%	85.70%	17,933,392	95.99%	13.50%	50.39%	36.11%	2.42%	97.58%	8.92